                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                               FRANCO GIANNI PAPA
                           UNICREDITO ITALIANO S.P.A.
                                 375 PARK AVENUE
                               NEW YORK, NY 10152
                                  212-546-9601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                       AUGUST 4, 2003 AND OCTOBER 15, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   87927W10
-----------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         UniCredito Italiano S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)  [x]
                                                                                          (b)  [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy

------------------------------------------------ ------------------------------------------------------------------
             NUMBER OF SHARES              7.     SOLE VOTING POWER - 13,752,510
        BENEFICIALLY OWNED BY EACH
           REPORTING PERSON WITH           ------------------------------------------------------------------------
                                           8.     SHARED VOTING POWER - 1,190,715,823
                                                                         (See Item 5)

                                           ------------------------------------------------------------------------
                                           9.     SOLE DISPOSITIVE POWER - 0

                                           ------------------------------------------------------------------------
                                           10.    SHARED DISPOSITIVE POWER - 1,190,715,823
                                                                              (See Item 5)

------------------------------------------------ ------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,204,468,333
         (See Item 5)
-------------------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                               [ ]
-------------------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                   11.71%
                                                                                          (See Item 5)

-------------------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------------------------------------------

         This Amendment No. 13 amends the Statement on Schedule 13D, dated October 25, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by UniCredito Italiano S.p.A., a company organized under the laws of the Republic of Italy ("UniCredito"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         UniCredito, Pirelli, Edizione Holding, IntesaBci S.p.A. (now Banca Intesa S.p.A.) ("Intesa"), Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 6 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by UniCredito in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 15, 2003, Olimpia purchased 266,300,000 Telecom Italia Shares for an aggregate purchase price of approximately euro 597.7 million, representing a price per share of euro 2.2445. The transaction occurred in connection with the simultaneous sale by Olimpia of its entire holding of 504,825,562 Telecom Italia 2001-2010 convertible bonds for a price per convertible bond of 1.172 euro plus accrued interest, and involves a nominal cash settlement of approximately euro 3,000 to be received by Olimpia. A copy of a press release concerning the transaction issued by Olimpia on October 15, 2003 is filed as an Exhibit to Amendment No. 23 to Pirelli's Schedule 13D, dated October 17, 2003, filed as Exhibit 38 to this Schedule 13D and incorporated by reference herein. Approximately 492 million of the Telecom Italia 2001-2010 convertible bonds that were sold by Olimpia on October 15 had been (until the time of their sale) pledged with Intesa, Banca di Roma, Unicredit Banca Mobiliare S.p.A. and Unicredit Banca D'Impressa S.p.A. pursuant to the Pledge Agreement filed as Exhibit 16 to the Statement on Schedule 13D. In substitution for those bonds, 259,797,136 of the Telecom Italia Shares that were purchased by Olimpia on October 15 have been pledged pursuant to the Pledge Agreement.

Item 4.  PURPOSE OF TRANSACTION

         The Olivetti Merger (as that term is defined in Amendment No. 8 to the Statement on Schedule 13D) became effective on August 4, 2003. A copy of a joint press release concerning the Olivetti Merger issued by Olivetti and Telecom Italia on July 29, 2003 is filed as an Exhibit to Amendment No. 21 to Pirelli's
Schedule 13D, dated August 12, 2003, filed as Exhibit 37 to this Schedule 13D and incorporated by reference herein.. The Olivetti Merger resulted in the merger of Telecom Italia with and into Olivetti and the surviving entity adopting the name Telecom Italia S.p.A. (The surviving entity from the Olivetti Merger will henceforth be referred to in the Statement on Schedule 13D as "Telecom Italia").

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to Amendment No. 21 to Pirelli's Schedule 13D, dated August 12, 2003, following the consummation (and as a result) of the Olivetti Merger, Olimpia beneficially owns 1,190,715,823 ordinary shares of Telecom Italia, representing approximately 11.575% of the total number of shares of that class reported to be outstanding by Telecom Italia. By virtue of its ownership of 8.4% of the outstanding shares of capital stock of Olimpia, UniCredito may be deemed to beneficially own all shares of Telecom Italia beneficially owned by Olimpia.

         (a) As of September 23, 2003, UniCredito and its subsidiaries held as pledgee, with a right to vote, 13,752,510 Telecom Italia Shares, representing approximately 0.13% of the total number of outstanding Telecom Italia Shares.

         (b) UniCredito has sole power to vote or to direct the power to vote 13,752,510 Telecom Italia Shares that have been pledged to UniCredito in connection with loan transactions entered into in the ordinary course of UniCredito's banking business.

         (c) Except as disclosed in Item 3 of the Statement on Schedule 13D and other than pledge transactions entered into in the ordinary course of UniCredito's banking activities, UniCredito has not effected any transaction in Telecom Italia Shares during the past 60 days.

         After giving effect to the acquisition of the 266,300,000 Telecom Italia Shares referred to in Item 3, Olimpia holds 1,457,015,823 Telecom Italia Shares, representing approximately 14.16% of the total number of outstanding Telecom Italia Shares.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.           DESCRIPTION

Exhibit 37 Press release of Olivetti S.p.A. and Telecom Italia S.p.A., dated as of July 29, 2003 (incorporated by reference to Exhibit 54 to the Schedule 13D, dated August 12, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 38 Press release of Olimpia, dated as of October 15, 2003 (incorporated by reference to Exhibit 55 to the Schedule 13D, dated October 17, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       UNICREDITO ITALIANO S.P.A.



                                       By: /s/ Maurizia Angelo Comneno
                                           ------------------------------------
                                           Name:  Maurizia Angelo Comneno
                                           Title:  Executive Officer


                                       By: /s/ Elisabetta Magistretti
                                           ------------------------------------
                                           Name:  Elisabetta Magistretti
                                           Title:  Executive Officer



                                           Dated:  November 21, 2003